June 10, 2025

Jason Clemens
Chief Financial Officer
AdaptHealth Corp.
220 West Germantown Pike Suite 250
Plymouth Meeting , PA 19462

       Re: AdaptHealth Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 25, 2025
           File No. 001-38399
Dear Jason Clemens:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services